UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15 (d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 2, 2026

Jet.AI Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-40725	93-2971741
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation or organization)	File Number)	Identification No.)

10845 Griffith Peak Dr.

Suite 200

Las Vegas, NV 89135

(Address of principal executive offices)

(Registrant’s telephone number, including area code) (702) 747-4000

None

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2.below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4 (c) under the Exchange Act (17 CFR 240.13e-4 (c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol	Name of each exchange on which registered:
Common Stock, par value $0.0001 per share	JTAI	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07	Submission of Matters to a Vote of Security Holders.

As previously disclosed, on May 6, 2025, Jet.AI Inc. (the “Company”) entered into an Amended and Restated Agreement and Plan of Merger and Reorganization (as amended, the “Merger Agreement”) with flyExclusive, Inc. (“flyExclusive”), FlyX Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of flyExclusive (“Merger Sub”), and Jet.AI SpinCo, Inc., a Delaware corporation and wholly owned subsidiary of the Company (“SpinCo”), pursuant to which (i) as a condition to closing, the Company will distribute all of the shares of SpinCo, on a pro rata basis, to the Company’s stockholders (the “Distribution”) and (ii) Merger Sub will merge with and into SpinCo (the “Merger” and, together with the Distribution and all other transactions contemplated by the Merger Agreement, the “Transactions”) with SpinCo surviving the Merger as a wholly owned subsidiary of flyExclusive.

The Company was required to hold a special meeting of stockholders (“the Special Meeting”) to vote on a proposal to approve and adopt the Merger Agreement and the Transactions (the “Merger Proposal”), which are each described in more detail in the Company’s definitive proxy statement filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 4, 2026 (the “Proxy Statement”). The Proxy Statement was first mailed to the Company’s stockholders on May 13, 2026. As of the close of business on the record date for the Special Meeting, May 8, 2026, there were 1,421,721 shares of the Company’s common stock outstanding and entitled to vote at the Special Meeting. Each share of the Company’s common stock was entitled to one vote on each matter submitted to the Company’s stockholders.

On June 11, 2026, the Company convened the Special Meeting and 34.2% of the shares outstanding and entitled to vote were represented in person or by valid proxies, which constituted a quorum to conduct business. However, because approval of the Merger Proposal required the affirmative vote of a majority of the outstanding shares of the Company’s common stock as of the record date for the Special Meeting, the Company adjourned the Special Meeting until June 23, 2026 to permit further solicitation of proxies because there were insufficient votes cast for the approval of the Merger Proposal. The Company reconvened the Special Meeting on June 23, 2026 and 48.4% of the shares outstanding and entitled to vote were represented in person or by valid proxies. As a result, the Company further adjourned the Special Meeting until 4:00 p.m. Eastern Time on July 2, 2026.

On July 2, 2026, the Company again reconvened the Special Meeting. A total of 778,325 shares of the Company’s common stock, representing approximately 54.7% of the shares outstanding and entitled to vote, were represented in person or by valid proxy at the reconvened Special Meeting.

At the reconvened Special Meeting on July 2, 2026, the Company’s stockholders approved the Merger Proposal by the affirmative vote of a majority of the outstanding shares of common stock entitled to vote. The final voting results for the Merger Proposal were as follows:

FOR	AGAINST	ABSTAIN
768,718	5,155	4,452

The adjournment proposal described in the Proxy Statement was not presented at the reconvened Special Meeting on July 2, 2026 because there were sufficient votes at the time of the Special Meeting to approve the adoption of the Merger Proposal. No other matters were submitted or voted on by the Company’s stockholders at the reconvened Special Meeting on July 2, 2026. The Company expects the Transactions to be consummated following the satisfaction or waiver of the remaining closing conditions, as further described in the Merger Agreement and the Proxy Statement.

Item 8.01	Other Events.

Distribution

The record date for the Distribution of shares of SpinCo common stock is July 6, 2026. As such, if the remaining closing conditions are satisfied or waived and the parties close the Transactions, stockholders of record of the Company’s common stock as of July 6, 2026 will be entitled to receive, on a pro rata basis, all outstanding shares of SpinCo prior to the completion of the Merger, at a ratio of one share of SpinCo common stock for each share of the Company’s common stock. The Company anticipates that delivery of the SpinCo shares will occur prior to the Merger. Upon completion of the Merger, the SpinCo shares distributed to the Company’s stockholders will convert into the right to receive shares of flyExclusive Class A common stock, subject to the terms of the Merger Agreement.

Press Release

On July 6, 2026, the Company issued a press release announcing the approval of the Merger Proposal on July 2, 2026. A copy of the press release is filed with this Current Report on Form 8-K as Exhibit 99.1 and is incorporated herein by reference.

Forward Looking Statements

This Current Report on Form 8-K contains certain statements that may be deemed to be “forward-looking statements” within the federal securities laws, including the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. Statements that are not historical are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange. Forward-looking statements relate to future events or our future performance or future financial condition. These forward-looking statements are not historical facts, but rather are based on current expectations, estimates and projections about our company, our industry, our beliefs and our assumptions. In some cases, you can identify forward-looking statements by the following words: “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “future,” “intend,” “may,” “ongoing,” “opportunity,” “plan,” “potential,” “predict,” “project,” “should,” “strategy,” “will,” “would,” or the negative of these terms or other similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties that could cause the actual results to differ materially from the expected results, including the failure to satisfy closing conditions and broader market conditions. As a result, caution must be exercised in relying on forward-looking statements, which speak only as of the date they were made. Factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements can be found in the Company’s most recent Annual Report on Form 10-K and subsequent reports filed with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company assumes no obligation and does not intend to update or revise these forward-looking statements, whether because of new information, future events, or otherwise, except as provided by law.

Additional Information and Where to Find It

In connection with the Transactions contemplated by the Merger Agreement, flyExclusive has filed a Registration Statement on Form S-4 (File No. 333-284960) (as amended, the “Registration Statement”) to register the shares of flyExclusive common stock that will be issued in connection with the proposed Transactions. The Registration Statement was declared effective on April 30, 2026. The Company and flyExclusive each may file with the SEC other relevant documents concerning the proposed Transactions. This communication is not a substitute for the Registration Statement, the Proxy Statement, or any other document that the parties have filed or will file with the SEC, or send to stockholders, in connection with the proposed Transactions. Copies of the Registration Statement, the Proxy Statement, and other filings containing information about the Company, may be obtained, free of charge, at the SEC’s website at www.sec.gov. You can also obtain these documents, free of charge, from the Company by accessing the Company’s website at investors.jet.ai, by directing a request to the Company at 10845 Griffith Peak Drive, Suite 200, Las Vegas, NV 89135, Attention: Board Secretary, or by phone at (702) 747-4000. The information on the Company’s website is not, and shall not be deemed to be, a part of this communication or incorporated into other filings either company makes with the SEC.

No Offer or Solicitation

This communication is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed Transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. The Transactions are expected to be implemented solely pursuant to the legally binding definitive agreement, which contains the material terms and conditions of the Transactions. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Press Release, dated July 6, 2026.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JET.AI INC.

By:	/s/ George Murnane
George Murnane
Interim Chief Financial Officer

July 6, 2026

Exhibit 99.1

Jet.AI Stockholders Approve Proposed flyExclusive Transaction

LAS VEGAS, NV, July 6, 2026 (GLOBE NEWSWIRE) — Jet.AI Inc. (“Jet.AI” or the “Company”) (NASDAQ: JTAI), an emerging provider of high-performance GPU infrastructure and AI cloud services, today announced that its stockholders have approved the proposed transaction with flyExclusive, Inc. (“flyExclusive”) at the Company’s reconvened Special Meeting of Stockholders (“Special Meeting”), which was held on July 2, 2026 at 4:00 p.m. Eastern time.

As of the close of business on May 8, 2026, the record date for the Special Meeting, 1,421,721 shares of the Company’s common stock were outstanding and entitled to vote at the Special Meeting. A total of 778,325 shares of the Company’s common stock were represented in person or by valid proxies at the reconvened Special Meeting. Of the votes cast, 768,718 shares, or approximately 99%, were voted in favor of the transaction, while 5,155 shares, or approximately 0.4%, were voted against the transaction and 4,452 shares, or approximately 0.3%, abstained.

Upon closing, Jet.AI stockholders as of the close of business on July 6, 2026, the record date for the distribution of shares of Jet.AI SpinCo, Inc. common stock, will be entitled to receive the merger consideration, as described in the merger agreement for the transaction and the Company’s definitive proxy statement filed with the SEC on May 4, 2026, while retaining their existing Jet.AI shares. The transaction is intended to allow Jet.AI to continue its transition toward a pure-play artificial intelligence infrastructure and solutions company while enabling flyExclusive to expand its private aviation platform.

The transactions, including the distribution and merger, are subject to the satisfaction or waiver of remaining customary closing conditions and are expected to close on or about July 7, 2026.

“We are grateful for the support of our stockholders and pleased to have reached this important milestone,” said Mike Winston, Founder and Executive Chairman of Jet.AI. “Approval of the transaction advances our plan to sharpen Jet.AI’s focus on AI infrastructure and cloud services while giving our stockholders the opportunity to participate in flyExclusive’s continued growth in the private aviation space.”

About Jet.AI Inc.

Jet.AI Inc. (NASDAQ: JTAI) is a technology-driven company focused on deploying artificial intelligence tools and high-performance GPU infrastructure to enhance decision-making, efficiency, and performance across complex systems. The Company is listed on the NASDAQ Capital Market under the ticker symbol “JTAI.” To learn more, visit www.jet.ai.

Additional Information and Where to Find It

In connection with the transactions contemplated by the Amended and Restated Agreement and Plan of Merger and Reorganization, dated May 6, 2025, between Jet.AI, flyExclusive, FlyX Merger Sub, Inc., and Jet.AI SpinCo, Inc. (as amended, the “Merger Agreement”), flyExclusive has filed a Registration Statement on Form S-4 (File No. 333-284960) (as amended, the “Registration Statement”) to register the shares of flyExclusive common stock that will be issued in connection with the proposed transactions. The Registration Statement was declared effective on April 30, 2026. Jet.AI and flyExclusive filed a definitive proxy statement and final prospectus, respectively (together, the “Proxy Statement/Prospectus”), with the SEC on May 4, 2026 and they each may file with the SEC other relevant documents concerning the proposed transactions. This communication is not a substitute for the Registration Statement, the Proxy Statement/Prospectus, or any other document that the parties have filed or will file with the SEC, or send to stockholders, in connection with the proposed transactions.

This communication is not a substitute for the Registration Statement, the Proxy Statement, or any other document that the parties have filed or will file with the SEC, or send to stockholders, in connection with the proposed Transactions. Copies of the Registration Statement, Proxy Statement/Prospectus, as well as other filings containing information about the Company, may be obtained, free of charge, at the SEC’s website at www.sec.gov . You can also obtain these documents, free of charge, from the Company by accessing the Company’s website at investors.jet.ai, by directing a request to the Company at 10845 Griffith Peak Drive, Suite 200, Las Vegas, NV 89135, Attention: Board Secretary, or by phone at (702) 747-4000. The information on the Company’s website is not, and shall not be deemed to be, a part of this communication or incorporated into other filings either company makes with the SEC.

No Offer or Solicitation

This communication is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. The proposed transactions are expected to be implemented solely pursuant to the legally binding definitive agreement, which contains the material terms and conditions of the proposed transactions. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This press release contains certain statements that may be deemed to be “forward-looking statements” within the meaning of the federal securities laws, including the safe harbor provisions under the Private Securities Litigation Reform Act of 1995, with respect to the products and services offered by Jet.AI and the markets in which it operates, Jet.AI’s projected future results, and Jet.AI’s perception of market conditions, including the expected timing of the closing and the future business strategy of Jet.AI. Statements that are not historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to future events or our future performance or future financial condition. These forward-looking statements are not historical facts, but rather are based on current expectations, estimates and projections about our Company, our industry, our beliefs and our assumptions. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions or the negative of these terms or other similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties that could cause the actual results to differ materially from the expected results, including the failure to satisfy closing conditions and broader market conditions. As a result, caution must be exercised in relying on forward-looking statements, which speak only as of the date they were made. Factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements can be found in the Company’s most recent Annual Report on Form 10-K and subsequent reports filed with the Securities and Exchange Commission. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and Jet.AI assumes no obligation and does not intend to update or revise these forward-looking statements, whether because of new information, future events, or otherwise, except as provided by law.

Investor Relations Contact:

Gateway Group, Inc.

949-574-3860

Jet.AI@gateway-grp.com